SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2003.

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F ✓ Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐ No ✓

Table of Contents

1.	Press release of November 17, 2003

2.	Press release of November 19, 2003

3.	Press release of December 5, 2003

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A

Announces return of capital record date

Athens, Greece – 17 November 2003 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announces that the Extraordinary General Meeting, which took place on October 31st, approved a share capital reduction of €473,337,192 and the return of €2 per share to all shareholders. As a result the nominal value of CCHBC shares will be reduced from €2.50 to €0.50. The company’s new share capital will therefore be €118,334,298 divided into 236,668,596 common bearer shares each with a nominal value of €0.50.

The reduction to the share capital and the nominal value change has now been approved by the Greek Ministry of Development (decision K2-14226/10.11.2003) The Athens Stock Exchange was informed in its board meeting of November 14, 2003 of the share capital decrease and the change in CCHBC’s nominal value.

Coca-Cola HBC’s Board of Directors has set the record date for the capital return on Friday November 28, 2003.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: (+30) 210 618 3100
Investor Relations Director	e-mail: investor.relations@cchbc.com

Coca-Cola HBC
Thalia Chantziara	Tel: (+30) 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Financial Dynamics	Tel: (+1) 212 850 5600
Brian Maddox	e-mail: bmaddox@fdmw.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

Announces completion of previously communicated share transfer

Athens, Greece – 19 November 2003 – Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today that it has been informed by its shareholder, Kar-Tess Holding S.A. (a member of The Kar-Tess Group), that on November 18, 2003, Kar-Tess Holding S.A. completed the transfer of 22,319,386 Coca-Cola HBC shares representing 9.4% of the total share capital of Coca-Cola HBC. This transaction was announced on August 19, 2003.

Kar-Tess Holding S.A. transferred the above shares to individuals and entities who are either shareholders of Kar-Tess Holding S.A. or persons or entities nominated by them. None of the buyers have acquired a shareholding of more than 2.5% of the total share capital of Coca-Cola HBC. All buyers and transferees have committed to a twelve-month lock-up effective as of the date of this transaction.

Following this transaction, The Kar-Tess Group shareholding in Coca-Cola HBC has been decreased from 39.8% to 30.4%.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: (+30) 210 618 3100
Investor Relations Director	e-mail: investor.relations@cchbc.com

Coca-Cola HBC
Thalia Chantziara	Tel: (+30) 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Financial Dynamics	Tel: (+1) 212 850 5600
Brian Maddox	e-mail: bmaddox@fdmw.com
Lindsay Hatton	email: lhatton@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A

Announces completion of the Römerquelle acquisition in Austria

Athens, Greece – 5 December 2003 — Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC), announced today the completion of its acquisition of the Austrian mineral water company Römerquelle GmbH.

The acquisition involves production facilities at Edelstal and Pöttsching and the mineral water and wellness brands Römerquelle and Markusquelle.

Doros Constantinou, Managing director of CCHBC, commented: “This acquisition is a significant further commitment to our operations in Austria. Römerquelle and Markusquelle have great potential for continued growth in the rapidly expanding bottled water and wellness drinks segments. The addition of this quality water brand is an excellent example of CCHBC’s strategy to broaden the selection of non-alcoholic beverages that we offer to our consumers.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people. CCHBC shares are listed on the Athens Stock Exchange (ASE: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

Company Contacts:
Coca-Cola HBC
Melina Androutsopoulou	Tel: (+30) 210 618 3100
Investor Relations Director	e-mail: investor.relations@cchbc.com

Coca-Cola HBC
Thalia Chantziara	Tel: (+30) 210 618 3124
Investor Relations Analyst	e-mail: thalia.chantziara@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

U.S. Press Contact:
Financial Dynamics	Tel: (+1) 212 850 5600
Brian Maddox	e-mail: bmaddox@fdmw.com
Lindsay Hatton	e-mail: lhatton@fd-us.com,

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson

Name:	Jan Gustavsson
Title:	General Counsel & Company Secretary

Date: December 16, 2003